

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 9, 2018

Via E-mail
Juan R. Luciano
Chairman, Chief Executive Officer
    and President
Archer-Daniels-Midland Company
77 West Wacker Drive, Suite 4600
Chicago, Illinois 60601

>   **Re:     Archer-Daniels-Midland Company**
>   **Form 10-K for the Fiscal Year Ended December 31, 2016**
>   **Filed February 17, 2017**
>   **File No. 1-00044**

Dear Mr. Luciano:

We refer you to our comment letter dated December 21, 2017, regarding business contacts with Sudan and Syria.  We have completed our review of this subject matter.  We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Cecilia  Blye

Cecilia Blye, Chief
Office of Global Security Risk

cc:     Roger Schwall
        Assistant Director
        Division of Corporation Finance